Exhibit 99.1

Silicom Ltd. and its Subsidiaries Condensed Interim Consolidated Financial Statements As of June 30, 2015 (Unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Financial Statements as of June 30, 2015 (unaudited)

Contents

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited)

		June 30,	December 31,
		2015	2014
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents		17,460	17,890
Short-term bank deposits		-	4,000
Marketable securities	3	8,599	15,167
Accounts receivable:
Trade (net of provision for doubtful accounts of US$ 20
thousands as of June 30, 2015 and December 31, 2014)		15,597	18,831
Other		1,944	1,632
Inventories	4	31,001	25,449
Deferred tax assets		660	567

Total current assets		75,261	83,536

Marketable securities	3	29,387	20,358

Assets held for employees' severance benefits		1,513	1,425

Deferred tax assets		471	346

Property, plant and equipment ("PPE"), net		3,957	2,458

Intangible assets, net		1,705	2,071

Goodwill		12,242	12,242

Total assets		124,536	122,436

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited) (Continued)

	June 30,	December 31,
	2015	2014
	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	9,106	8,236
Other accounts payable and accrued expenses	7,289	5,783
Contingent consideration	5,132	4,728
Deferred tax liabilities	191	259

Total current liabilities	21,718	19,006

Long-term liability
Liability for employees' severance benefits	2,518	2,414
Deferred tax liabilities	211	284

Total liabilities	24,447	21,704

Shareholders' equity
Ordinary shares and additional paid-in capital	42,856	41,266
Treasury shares	(38)	(38)
Retained earnings	57,271	59,504

Total shareholders' equity	100,089	100,732

Total liabilities and shareholders’ equity	124,536	122,436

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Operations (unaudited)

		Three-month period		Six-month period
		ended June 30,		ended June 30,
		2015	2014	2015	2014
		US$ thousands		US$ thousands
		(Except for share and		(Except for share and
	Note	per share data)		per share data)

Sales	5	17,121	17,918	35,884	36,922
Cost of sales		10,075	10,730	20,967	21,996

Gross profit		7,046	7,188	14,917	14,926

Operating expenses
Research and development		2,283	1,586	4,581	3,044
Sales and marketing		1,396	1,082	2,689	2,062
General and administrative		956	619	1,909	1,285

Total operating expenses		4,635	3,287	9,179	6,391

Operating income		2,411	3,901	5,738	8,535

Financial income, net		4	58	113	163

Income before income taxes		2,415	3,959	5,851	8,698

Income taxes		360	632	810	1,323

Net income		2,055	3,327	5,041	7,375

Income per share:
Basic income per ordinary share (US$)		0.282	0.463	0.694	1.027

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,274	7,183	7,260	7,179

Diluted income per ordinary share (US$)		0.278	0.453	0.684	1.005

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,378	7,337	7,372	7,340

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2014	7,140,013	21	38,626	(38)	52,082	90,691

Exercise of options	78,620	*-	1,353	-	-	1,353
Share-based compensation	-	-	1,266	-	-	1,266
Dividend (US $1.00 per share)	-	-	-	-	(7,183)	(7,183)
Net income	-	-	-	-	14,605	14,605

Balance at
December 31, 2014	7,218,633	21	41,245	(38)	59,504	100,732

Exercise of options	56,050	*-	856	-	-	856
Share-based compensation	-	-	734	-	-	734
Dividend (US $1.00 per share)	-	-	-	-	(7,274)	(7,274)
Net income	-	-	-	-	5,041	5,041

Balance at
June 30, 2015	7,274,683	21	42,835	(38)	57,271	100,089

(1)	Net of 14,971 shares held by Silicom Inc..

*	Less than 1 thousand.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

	Six-month period
	ended June 30,
	2015	2014
	US$ thousands
Cash flows from operating activities
Net income	5,041	7,375

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,024	427
Write-down of obsolete inventory	123	231
Liability for employees' severance benefits, net	16	35
Discount of marketable securities	298	422
Share-based compensation expense	734	467
Deferred taxes	(359)	(225)
Changes in assets and liabilities:
Accounts receivable - trade	3,255	310
Accounts receivable - other	(1,623)	731
Inventories	(5,951)	308
Trade accounts payable	1,893	(3,408)
Other accounts payable and accrued expenses	1,506	212
Contingent consideration	404	-
Net cash provided by operating activities	6,361	6,885

Cash flows from investing activities
Proceeds from short term bank deposits, net	4,000	3,000
Proceeds from sale of PPE	49	-
Purchases of PPE	(1,791)	(1,027)
Proceeds from maturity of marketable securities	10,200	10,000
Purchases of marketable securities	(12,935)	(9,990)
Net cash provided by (used in) investing activities	(477)	1,983

Cash flows from financing activities
Exercise of options	856	800
Dividend	(7,274)	(7,183)
Net cash used in financing activities	(6,418)	(6,383)

Effect of exchange rate changes on cash balances held	104	43

Increase (decrease) in cash and cash equivalents	(430)	2,528

Cash and cash equivalents at beginning of period	17,890	12,997
Cash and cash equivalents at end of period	17,460	15,525

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE	223	146
Transfers from inventories to PPE	276	-
B. Cash paid during the period for:
Income taxes	990	845

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ”), since February 1994 and in Israel on the Tel Aviv Stock Exchange ("TASE"), since December 2005. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market). Since June 16, 2013 the Company's shares have been included in the Tel-Aviv 100 Index.

Silicom markets its products directly, through Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products.

On December 10, 2014, the Company completed the acquisition of 100% shares of Fiberblaze A/S, (hereinafter - Fiberblaze), a privately-held Danish company.

In these Condensed Interim Consolidated financial statements the terms "Company" or Silicom refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter – Silicom Inc.) and Fiberblaze.

Note 2 - Summary of Significant Accounting Policies

A.	Basis of presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

B.	Estimates and assumptions

The preparation of the condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of PPE, deferred tax assets, inventory, investments, goodwill, intangible assets, share-based compensation and other contingencies.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

C.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 3 to these condensed interim consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

D.	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.
The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and early adoption is not permitted. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2014 and June 30, 2015 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At June 30, 2015
Held to maturity:
Corporate debt securities
Current	8,705	-	(118)	8,587
Non-Current	29,596	2	(239)	29,359

	38,301	2	(357)	37,946

At December 31, 2014
Held to maturity:
Corporate debt securities
Current	15,328	-	(69)	15,259
Non-Current	20,536	-	(271)	20,265

	35,864	-	(340)	35,524

*        Fair value is being determined using quoted market prices in active markets (Level 1).

**     Including accrued interest in the amount of US$ 339 thousands and US$ 315 thousands as of December 31, 2014 and June 30, 2015 respectively.

Activity in marketable securities in six month period ended in June 30, 2015:

US$ thousands
Balance at January 1, 2015	35,864

Purchases of marketable securities	12,935
Discount of marketable securities	(298)
Proceeds from maturity of marketable securities	(10,200)
Balance at June 30, 2015	38,301

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2015:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities	(90)	11,336	(267)	25,076	(357)	36,412

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 4 - Inventories

	June 30,	December 31,
	2015	2014
	US$ thousands

Raw materials and components	11,669	8,275
Products in process	11,963	11,263
Finished products	7,369	5,911
	31,001	25,449

Note 5 - Sales

Sales to single customers exceeding 10% of sales:

	Six-month period ended June 30,
	2015	2014
	US$ thousands

Customer “A”	6,770	11,036

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 6 –Subsequent Events

On July 28, 2015 the Company granted, in the aggregate, 89,907 options to certain of its directors and employees under the Global Share Incentive Plan (2013). The exercise price per share of each stock option is US$ 26.91. The stock option (vested and unvested) shall expire, by their terms, on the earlier to occur of: (a) the eighth anniversary of the Grant Date (i.e. July 28, 2023); or (b) the closing price of the Company’s Ordinary Shares falling below fifty percent (50%) of the exercise price (i.e. US$13.46) at any time after July 28, 2015.